SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549






                                 Form 11-K

                               ANNUAL REPORT






                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934


                For the fiscal year ended December 31, 1993





       Potlatch Corporation Savings Plan for Hourly Employees of the
         Pulp and Paperboard Arkansas Division, Cypress Bend Mill




                           Potlatch Corporation
           One Maritime Plaza, San Francisco, California   94111

       POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
          PULP AND PAPERBOARD ARKANSAS DIVISION, CYPRESS BEND MILL




                              Table of Contents
                              -----------------

                                                                Page Numbers
                                                                ------------

Independent Auditors' Report                                         1


Statements of Financial Condition                                    2


Statements of Income and Changes in Plan Equity                    3 - 4


Notes to Financial Statements                                      5 - 6


Item 30a - Schedule of Assets Held for Investment Purposes           7


Item 30d - Schedule of Reportable Transactions                       8


Signatures                                                           9


Exhibit Index                                                       10

                        Independent Auditors' Report
                        ----------------------------


Potlatch Corporation, Plan Administrator
Potlatch Corporation Savings Plan for Hourly
  Employees of the Pulp and Paperboard
  Arkansas Division, Cypress Bend Mill:


We have audited the statements of financial condition of Potlatch Corporation Savings Plan for Hourly Employees of the Pulp and Paperboard Arkansas Division, Cypress Bend Mill as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly the financial position of Potlatch Corporation Savings Plan for Hourly Employees of the Pulp and Paperboard Arkansas Division, Cypress Bend Mill as of December 31, 1993 and 1992 and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          KPMG PEAT MARWICK


April 8, 1994

POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD
ARKANSAS DIVISION, CYPRESS BEND MILL
Statements of Financial Condition
At December 31, 1993 and 1992


                                               1993             1992                                         1993            1992
                                               ----             ----                                         ----            ----

Assets:                                                                      Liabilities and Equity:

  Fixed Income Fund:                                                           Fixed Income Fund:
    Accounts receivable
      Participating employees              $    5,755      $    5,868
    Putnam Fiduciary Trust Company
      GIC Fund                              1,463,700       1,303,343          Fund equity               $1,469,455      $1,309,211
                                           ----------      ----------                                    ----------      ----------
                                            1,469,455       1,309,211                                     1,469,455       1,309,211
                                           ----------      ----------                                    ----------      ----------

  George Putnam Fund:                                                        George Putnam Fund:
    Accounts receivable
      Participating employees                   1,226             933
    George Putnam Fund of Boston               62,741           3,179          Fund equity                   63,967           4,112
                                           ----------      ----------                                    ----------      ----------
                                               63,967           4,112                                        63,967           4,112
                                           ----------      ----------                                    ----------      ----------

  Convertible Fund:                                                          Convertible Fund:
    Accounts receivable
      Participating employees                   1,507           1,196
    Putnam Convertible Income-
      Growth Fund                             628,878         492,680          Fund equity                  630,385         493,876
                                           ----------      ----------                                    ----------      ----------
                                              630,385         493,876                                       630,385         493,876
                                           ----------      ----------                                    ----------      ----------

  Growth and Income Fund:                                                    Growth and Income Fund:
    Accounts receivable
      Participating employees                   2,603           2,439
    Putnam Fund for Growth and
      Income                                  120,407           7,217          Fund equity                  123,010           9,656
                                           ----------      ----------                                    ----------      ----------
                                              123,010           9,656                                       123,010           9,656
                                           ----------      ----------                                    ----------      ----------

  Voyager Fund:                                                              Voyager Fund:
    Accounts receivable
      Participating employees                   5,046           4,348
    Putnam Voyager Fund                       250,040          14,341          Fund equity                  255,086          18,689
                                           ----------      ----------                                    ----------      ----------
                                              255,086          18,689                                       255,086          18,689
                                           ----------      ----------                                    ----------      ----------

  Stock Fund:                                                                Stock Fund:
    Cash and equivalents                            -             338
    Accounts receivable:
      Participating employees                   4,116           3,776
      Employer                                  5,724           3,722
    Potlatch Corporation common
    stock, 37,191 shares (28,407
    shares in 1992)                         1,752,646       1,306,710          Fund equity                1,762,536       1,314,546
                                           ----------      ----------                                    ----------      ----------
                                            1,762,536       1,314,546                                     1,762,536       1,314,546
                                           ----------      ----------                                    ----------      ----------

                                           $4,304,439      $3,150,090                                    $4,304,439      $3,150,090
                                           ==========      ==========                                    ==========      ==========



The accompanying notes are an integral part of these financial statements.



POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD
ARKANSAS DIVISION, CYPRESS BEND MILL
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1993


                                                                                   Growth
                                              Fixed       George                    and
                                              Income      Putnam    Convertible    Income     Voyager      Stock
                                               Fund        Fund        Fund         Fund       Fund         Fund         Total
                                              ------      ------    -----------    ------     -------      -----         -----

Income on fund transactions:
  Interest income                           $   91,499    $     -    $      -    $      -    $      -    $        -    $   91,499
  Dividend and other income                          -      3,516      48,715       6,772       8,688        49,640       117,331
                                            ----------    -------    --------    --------    --------    ----------    ----------
                                                91,499      3,516      48,715       6,772       8,688        49,640       208,830
                                            ----------    -------    --------    --------    --------    ----------    ----------

Market value appreciation of assets                  -          -      38,979          48      19,605        49,019       107,651
                                            ----------    -------    --------    --------    --------    ----------    ----------

Contributions (Note 2):
  Employee                                     222,809     41,491      51,361      91,462     186,101       159,449       752,673
  Employer                                           -          -           -           -           -       177,877       177,877
                                            ----------    -------    --------    --------    --------    ----------    ----------
                                               222,809     41,491      51,361      91,462     186,101       337,326       930,550
                                            ----------    -------    --------    --------    --------    ----------    ----------

Transfers from other funds                       6,161     17,269      19,653      17,548      26,334        73,966       160,931
                                            ----------    -------    --------    --------    --------    ----------    ----------

    Total increases                            320,469     62,276     158,708     115,830     240,728       509,951     1,407,962
                                            ----------    -------    --------    --------    --------    ----------    ----------

Less distributions, forfeitures and
transfers to other accounts:
Distributions to participating
  employees:
  Cash                                          39,995        152       2,834         789       3,205        22,553        69,528
  Market value of shares distributed
  in settlement of employees' accounts               -          -           -           -           -        21,875        21,875
Transfers to other funds                       120,230        990      19,365       1,687       1,126        17,533       160,931
                                            ----------    -------    --------    --------    --------    ----------    ----------
                                               160,225      1,142      22,199       2,476       4,331        61,961       252,334
                                            ----------    -------    --------    --------    --------    ----------    ----------

Market value depreciation of assets                  -      1,279           -           -           -             -         1,279
                                            ----------    -------    --------    --------    --------    ----------    ----------

    Total decreases                            160,225      2,421      22,199       2,476       4,331        61,961       253,613
                                            ----------    -------    --------    --------    --------    ----------    ----------

    Net increase in equity                     160,244     59,855     136,509     113,354     236,397       447,990     1,154,349

Equity at beginning of period                1,309,211      4,112     493,876       9,656      18,689     1,314,546     3,150,090
                                            ----------    -------    --------    --------    --------    ----------    ----------

Equity at end of period                     $1,469,455    $63,967    $630,385    $123,010    $255,086    $1,762,536    $4,304,439
                                            ==========    =======    ========    ========    ========    ==========    ==========



The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES OF THE PULP AND PAPERBOARD
ARKANSAS DIVISION, CYPRESS BEND MILL
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1992

                                                                                   Growth
                                              Fixed        George                    and
                                              Income       Putnam   Convertible    Income     Voyager      Stock
                                               Fund         Fund       Fund         Fund       Fund         Fund          Total
                                              ------       ------   -----------    ------     -------      -----          -----

Income on fund transactions:
  Interest income                           $   79,660     $    -    $     46      $    -     $     -    $      349    $   80,055
  Dividend and other income                          -          -      23,625           -         364        35,632        59,621
                                            ----------     ------    --------      ------     -------    ----------    ----------
                                                79,660          -      23,671           -         364        35,981       139,676
                                            ----------     ------    --------      ------     -------    ----------    ----------

Market value appreciation of assets                 10          1      55,255          59           -       176,566       231,891
                                            ----------     ------    --------      ------     -------    ----------    ----------

Contributions (Note 2):
  Employee                                     295,648      4,111      86,112       9,597      18,454       144,828       558,750
  Employer                                           -          -           -           -           -       133,332       133,332
                                            ----------     ------    --------      ------     -------    ----------    ----------
                                               295,648      4,111      86,112       9,597      18,454       278,160       692,082
                                            ----------     ------    --------      ------     -------    ----------    ----------

Transfers from other funds                      15,656          -      18,788           -           -        24,783        59,227
                                            ----------     ------    --------      ------     -------    ----------    ----------

    Total increases                            390,974      4,112     183,826       9,656      18,818       515,490     1,122,876
                                            ----------     ------    --------      ------     -------    ----------    ----------

Less distributions, forfeitures and
transfers to other accounts:
  Cash distributions to participating
    employees                                   13,738          -      13,745           -           -        15,335        42,818
Forfeitures and other adjustments
  to employer contributions                          -          -           -           -           -           340           340
Transfers to other funds                        23,894          -      34,993           -           -           340        59,227
                                            ----------     ------    --------      ------     -------    ----------    ----------
                                                37,632          -      48,738           -           -        16,015       102,385
                                            ----------     ------    --------      ------     -------    ----------    ----------

Market value depreciation of assets                  -          -           -           -         129             -           129
                                            ----------     ------    --------      ------     -------    ----------    ----------

    Total decreases                             37,632          -      48,738           -         129        16,015       102,514
                                            ----------     ------    --------      ------     -------    ----------    ----------

    Net increase in equity                     353,342      4,112     135,088       9,656      18,689       499,475     1,020,362

Equity at beginning of period                  955,869          -     358,788           -           -       815,071     2,129,728
                                            ----------     ------    --------      ------     -------    ----------    ----------

Equity at end of period                     $1,309,211     $4,112    $493,876      $9,656     $18,689    $1,314,546    $3,150,090
                                            ==========     ======    ========      ======     =======    ==========    ==========




The accompanying notes are an integral part of these financial statements.


         POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
            PULP AND PAPERBOARD ARKANSAS DIVISION, CYPRESS BEND MILL
                          Notes to Financial Statements
                     Years Ended December 31, 1993 and 1992


Note 1.  Principal Accounting Policies
- - --------------------------------------

     Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting.

Note 2.  General
- - ----------------

     The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. Also effective December 1, 1992, the plan added three investment options and made other significant changes to plan provisions. A discussion of the new investment options and other plan changes is included in the following paragraphs.

     Each eligible hourly employee who elects to participate in the plan makes deferred contributions, up to 15% of monthly earnings. Deferred contributions are deducted before income taxes are withheld. Participants may invest in any combination of six investment funds: a fixed income fund, a stock fund and four mutual funds. The four mutual funds are: the Putnam Convertible Income-Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund and the George Putnam Fund of Boston. The latter three funds were added effective December 1, 1992. The Fixed Income Fund is also a Putnam Fund (the Putnam Fiduciary Trust Company GIC Fund) and became an investment option at December 1, 1992, replacing the IDS Trust Income Fund maintained at Wells Fargo Bank. Effective October 1, 1993, employer matching contributions to the plan equal 50% of the participant's deferred contributions, provided that in no event may the employer match more than 4% of the participant's earnings. Prior to October 1, 1993, the employer could match no more than 3% of the participant's earnings. Employer matching contributions are invested in company stock. Federal tax rules place certain limitations on employee and employer contributions.

     Effective December 1, 1992, the plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

     Separate accounts are maintained for each participant's deferred and rollover employee contributions by investment fund and a matching account is maintained for each participant's employer matching contributions. The accounts are credited with contributions and earnings or losses attributable to such contributions.

- - ------------------------

     A participant may transfer past deferred and rollover contributions among funds at anytime. Prior to December 1, 1992, a participant could transfer past deferred contributions at the end of each quarter.

     A participant's interest in his or her deferred accounts is fully vested and nonforfeitable at all times. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the plan. A participant's matching account will become 100% vested without regard to the participant's years of service if the plan terminates, or if the participant attains age 65 as an employee of the company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates. As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year will be credited against the amount of matching contributions for the following year.

     Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

Note 3.  Federal Income Taxes
- - -----------------------------

     The Commissioner of Internal Revenue has ruled that the plan, effective October 31, 1989, meets the requirements of a plan qualified under Section 401(a) of the Internal Revenue Code (the "Code"), including a cash or deferred arrangement qualified under Section 401(k) of the Code.

                                                                    Schedule I
                                                                    ----------

        POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
          PULP AND PAPERBOARD ARKANSAS DIVISION, CYPRESS BEND MILL
         Item 30a - Schedule of Assets Held for Investment Purposes
                            At December 31, 1993



Party-In-                                                                                                 Current
Interest         Issue                                 Description                       Cost<1>           Value
- - ---------        -----                                 -----------                       ----             -------

             Putnam Funds                         Putnam Fiduciary Trust
                                                    Company GIC Fund                  $1,463,700       $1,463,700
             Putnam Funds                         George Putnam Fund of
                                                    Boston                                64,044           62,741
             Putnam Funds                         Putnam Convertible Income
                                                    Growth Trust                         587,582          628,878
             Putnam Funds                         The Putnam Fund for
                                                    Growth and Income                    120,383          120,407
             Putnam Funds                         The Putnam Voyager Fund                230,877          250,040
   *         Potlatch Corporation                 Common Stock                         1,419,745        1,752,646



   <1>   Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. With respect to the Putnam Convertible Income Growth Trust shown above, cost for such fund represents fair market value at date of transfer adjusted by subsequent activity.




                                                                   Schedule II
                                                                   -----------

           POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
            PULP AND PAPERBOARD ARKANSAS DIVISION, CYPRESS BEND MILL
                  Item 30d - Schedule of Reportable Transactions
                       For the Year Ended December 31, 1993



The plan shares in five percent reportable transactions with the other Potlatch Corporation hourly savings plans. Five percent reportable transactions for all hourly plans as certified by Putnam Fiduciary Trust Company for the year ended December 31, 1993 are detailed below.


Number of                     Description               Cost of          Current Value at
Transactions                   of Assets                 Asset          Date of Transaction     Net Gain
- - ------------                  -----------               -------         -------------------     --------
                          Putnam Fiduciary Trust
                            Company GIC Fund
                          ----------------------

203 Purchases               5,788,409 Units            $5,788,409           $5,788,409         $      -
230 Sales                   3,227,195 Units             3,227,195            3,227,195                -

                          George Putnam Fund
                              of Boston
                          ------------------

118 Purchases                  67,560 Shares              949,578              949,578                -
 60 Sales                       3,479 Shares               48,772               49,600              828

                           Putnam Convertible
                         Income Growth Fund, Inc.
                         ------------------------

138 Purchases                 107,562 Shares            2,095,190            2,095,190                -
109 Sales                      38,441 Shares              697,591              746,213           48,622

                          The Putnam Fund for
                           Growth and Income
                          -------------------

145 Purchases                 125,097 Shares            1,696,868            1,696,868                -
 67 Sales                       6,211 Shares               82,986               85,445            2,459

                               The Putnam
                              Voyager Fund
                              ------------

170 Purchases                 340,732 Shares            3,743,310            3,743,310                -
 91 Sales                      53,154 Shares              555,211              567,995           12,784

                          Potlatch Common Stock
                          ---------------------

161 Purchases                 134,583 Shares            6,082,249            6,082,249                -
232 Sales                      50,611 Shares            1,881,461            2,330,792          449,331




                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:



                                   Potlatch Corporation Savings Plan
                                   ---------------------------------
                                      for Hourly Employees of the
                                      ---------------------------
                                     Pulp and Paperboard Arkansas
                                     ----------------------------
                                      Division, Cypress Bend Mill
                                      ---------------------------


                                   By     Terry L. Carter
                                      --------------------------------
                                          Terry L. Carter, Controller
                                          Potlatch Corporation




Date:  June 24, 1994

        POTLATCH CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES OF THE
           PULP AND PAPERBOARD ARKANSAS DIVISION, CYPRESS BEND MILL



                                 Exhibit Index
                                 -------------

Exhibit
- - -------

 (23)          Consent of Independent Auditors